UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated September 23, 2013

File Number: 001-35785

**SIBANYE GOLD LIMITED**
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



**Sibanye Gold Limited**
Reg. 2002/031431/06

**Registered and Business Address**:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

**Postal Address:**
Private Bag X5
Westonaria, 1780

Tel   +27 11 278 9600
Fax   +27 11 278 9863

## MEDIA RELEASE:

### NEW CORPORATE PRESENTATIONS AVAILABLE ON SIBANYE GOLD WEBSITE

**Westonaria, 23 September 2013:** Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) wishes to advise shareholders that it has published new investor presentations which it will be presenting at the Denver Gold Show on its website www.sibanyegold.co.za

The presentations contain additional information on the proposed acquisition of the Cooke Operations, which was not previously available. This includes, *inter alia*, further detail on production and costs and a reconciliation of the Cooke Operations' Financial results for the quarter ended 30 June 2013, which excludes the gold hedge.

### Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

### Note to editors:
Sibanye Gold is a proudly South African gold mining company comprising three principal operations, namely Kloof and Driefontein in the West Wits area and Beatrix in the Free State. Sibanye Gold is the largest producer of gold in South Africa and among the top 10 largest gold producers globally.

## www.sibanyegold.co.za

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE  GOLD  LIMITED

Dated: September 23, 2013

By:          /s/ Charl Keyter

Name:     Charl Keyter
Title:       Chief Financial Officer